SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

KYTHERA Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

501570 10 5

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501570 10 5	13G

1.	Names of Reporting Persons Prospect Venture Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell, M.D. (“Schnell”) and Russell C. Hirsch, M.D., Ph.D. (“Hirsch,” together with PVP III, PMC III and Schnell, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. Messrs. Schnell and Hirsch are Managing Members of PMC III and share power to direct the voting and disposition of the shares owned by PVP III. As such, PMC III and Messrs. Schnell and Hirsch may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III, Schnell and Hirsch own no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

CUSIP No. 501570 10 5	13G

1.	Names of Reporting Persons Prospect Management Co. III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. Messrs. Schnell and Hirsch are Managing Members of PMC III and share power to direct the voting and disposition of the shares owned by PVP III. As such, PMC III and Messrs. Schnell and Hirsch may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III, Schnell and Hirsch own no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

CUSIP No. 501570 10 5	13G

1.	Names of Reporting Persons David Schnell, M.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. Messrs. Schnell and Hirsch are Managing Members of PMC III and share power to direct the voting and disposition of the shares owned by PVP III. As such, PMC III and Messrs. Schnell and Hirsch may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III, Schnell and Hirsch own no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

CUSIP No. 501570 10 5	13G

1.	Names of Reporting Persons Russell C. Hirsch, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 2 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are owned by PVP III. PMC III serves as the sole general partner of PVP III. Messrs. Schnell and Hirsch are Managing Members of PMC III and share power to direct the voting and disposition of the shares owned by PVP III. As such, PMC III and Messrs. Schnell and Hirsch may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III, Schnell and Hirsch own no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

Introductory Note: This Amendment No. 2 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.00001 per share (“Common Stock”), of KYTHERA Biopharmaceuticals, Inc. (the “Issuer”).

Item 1(a). Name of Issuer:

KYTHERA Biopharmaceuticals, Inc.

Item 1(b). Address of Issuer’s Principal Executive Officers:

27200 West Agoura Road, Suite 200

Calabasas, California 91301

Item 2(a). Name of Person(s) Filing:

Prospect Venture Partners III, L.P. (“PVP III”)

Prospect Management Co. III, L.L.C. (“PMC III”)

Russell C. Hirsch, M.D., Ph.D. (“Hirsch”)

David Schnell, M.D. (“Schnell”)

Item 2(b). Address of Principal Business Office:

Prospect Venture Partners

435 Tasso Street, Suite 200

Palo Alto, California 94301

Item 2(c). Citizenship:

PVP III is a Delaware limited partnership.

PMC III is a Delaware limited liability company.

Hirsch is a citizen of the United States of America.

Schnell is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.00001 per share.

Item 2(e). CUSIP Number:

501570 10 5

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a). Amount Beneficially Owned:

Item 4(b). Percent of Class:

Item 4(c). Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares of Common Stock Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)
PVP III	0	0	0	0	0.0%
PMC III (2)	0	0	0	0	0.0%
Schnell (2)	0	0	0	0	0.0%
Hirsch (2)	0	0	0	0	0.0%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	PMC III serves as the sole general partner of PVP III. Messrs. Schnell and Hirsch are Managing Members of PMC III and share power to direct the voting and disposition of the shares owned by PVP III. As such, PMC III and Messrs. Schnell and Hirsch may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III, Schnell and Hirsch own no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

/s/ David Schnell
David Schnell, M.D.
Managing Member

PROSPECT MANAGEMENT CO. III, L.L.C.

/s/ Russell C. Hirsch
Managing Member

/s/ David Schnell
David Schnell, M.D.

/s/ Russell C. Hirsch
Russell C. Hirsch, M.D., Ph.D.

Exhibit(s):

99.1:	Joint Filing Statement